EXHIBIT 99.33



Contact:  Jerry B. Hook, Ph.D.                Martin Rose, M.D., J.D.

          Chairman, President & CEO           Vice President, Clinical &
                                              Regulatory Affairs

          Sparta Pharmaceuticals, Inc.        Sparta Pharmaceuticals, Inc.

          (215) 442-1700, Ext. 205            (215) 442-1700, Ext. 219



http://www.spartapharma.com





FOR IMMEDIATE RELEASE



             Spartaject(TM) Busulfan Phase I Trial in Patients with

         Neoplastic Meningitis Begins at Duke University Medical Center



Horsham, PA, June 11, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAU, SPTAW, SPTAZ, and SPTAL) announces the commencement of a Phase I trial using SpartajectTM busulfan intrathecally for the treatment of neoplastic meningitis in adults and children. The study is being performed under an investigator-sponsored IND held by Henry Friedman, M.D., Professor of Pediatrics and Chief of the Division of Pediatric Neuro-Oncology at Duke University Medical Center, who is the principal investigator. Dr. Friedman is an internationally recognized neuro-oncologist with extensive experience in the investigation of drugs for the treatment of tumors of the central nervous system, including drugs for neoplastic meningitis.



Neoplastic meningitis refers to the multifocal seeding of metastatic malignant cells along the leptomeninges of the central nervous system. The leptomeninges line the subarachnoid space, in which the cerebrospinal fluid (CSF) flows. Neoplastic meningitis characteristically carries a dismal prognosis, with median survival generally reported as being a few months despite the best available current treatments. New therapeutic approaches are badly needed.



Neoplastic meningitis has been reported to complicate the clinical course of about 8% of patients with metastatic cancer. The prevalence of neoplastic meningitis in an autopsy series of cancer patients has been as high as 30%. Lung cancer, breast cancer, and melanoma are the solid tumors that are most often associated with neoplastic meningitis. Primary brain tumors, lymphomas, and leukemias are also common causes of neoplastic meningitis.

In Dr. Friedman's study, escalating doses of Spartaject(TM) busulfan will be injected intrathecally, i.e., into the CSF, using either a needle inserted through the skin or an implanted reservoir. The goal of the study is to demonstrate the maximum tolerated dose of Spartaject(TM) busulfan in this setting, to characterize the pharmacokinetics of busulfan in the CSF and blood after intrathecal injection, and to assess the response of the patients' neoplastic meningitis to therapy with Spartaject(TM) busulfan. Dr. Friedman previously demonstrated that, compared to no treatment, intrathecal therapy with Spartaject(TM) busulfan significantly prolonged life in animals with models of neoplastic meningitis.



Busulfan, an effective anticancer agent that is approved in the U.S. for chronic myelogenous leukemia, is insoluble in water and required special preparation to be injected. Sparta's Spartaject(TM) Busulfan , which contains no potentially toxic solubilizing agents, will be used in this trial.



Sparta recently announced completion of the patient treatment phase of its Phase I clinical trial in adults of the use of intravenous SpartajectTM busulfan in patients being prepared for bone marrow transplantation, and the FDA's concurrence with the Company's plans for pivotal trials using Spartaject(TM) busulfan in adults and children undergoing this procedure.



This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including the success and timing of clinical trials and the receipt of necessary approvals by the FDA. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.



Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in clinical trials includes four potential oncology products and one for the treatment of Type II diabetes. The Company's portfolio also includes emerging platform technologies in recombinant and small molecule protease inhibitors.

                                      # # #